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16022073

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Growth Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1212 Avenue of the Americas, Suite 1601

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Gaffney 212-218-7482

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – *if individual, state last, first, middle name*)

One Market Street, Suite 620	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Gaffney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Growth Securities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title



ROHINI N BEDASIE
Comm. Exp. July 18, 2018
NOTARY
PUBLIC
Comm. No. 01BE6224922
QUEENS COUNTY, STATE OF NEW YORK

Notary Public 2/24/16

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- x (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Capital Growth Securities LLC

We have audited the accompanying statement of financial condition of Capital Growth Securities, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in in the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, CA
February 23, 2016

Capital Growth Securities LLC

Statement of Financial Condition

December 31, 2015

ASSETS:		
Cash	$	27,691
Accounts Receivable		65,923
Prepaid Fees		1,356
Total Assets	$	94,970
LIABILITIES AND MEMBERS' EQUITY:		
LIABILITIES		
Accounts Payable and Accrued Expenses	$	4,025
Total Liabilities		4,025
MEMBERS' EQUITY		90,945
Total Liabilities and Members' Equity	$	94,970

See accompanying notes

Capital Growth Securities LLC

Statement of Operations

For the Year Ended December 31, 2015

Revenues:	
Consulting Fees	$ 496,387
Reimbursable Travel Expenses	14,776
Total Revenues	511,163
Expenses:	
Research, consulting and other expenses paid to affiliate	41,500
Consulting Fees	8,977
Legal and Professional Fees	14,218
Regulatory Fees	7,820
Miscellaneous	13,796
Total Expenses	86,311
Income before Income Tax Provision	424,852
Income Tax (Provision)	(1,068)
Net Income	$ 423,784

See accompanying notes

Capital Growth Securities LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2015

	Members' Equity
Balance at December 31, 2014	$ 32,161
Net Income	423,784
Distributions to Members	(365,000)
Balance at December 31, 2015	$ 90,945

See accompanying notes

Capital Growth Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net Income	$ 423,784
Adjustments to reconcile net income to net cash flows from operating activities:	
Increase in Accounts Receivable	(32,267)
Decrease in Receivable from Affiliate	2,158
Decrease in Accounts Payable and Accrued Expenses	(1,877)
Decrease in Deferred Revenue	(33,333)
Net Cash Flows from Operating Activities	358,465
Cash Flows from Financing Activities:	
Cash Distributions to Members	(365,000)
Net Cash Flows from Financing Activities	(365,000)
Decrease in Cash and Cash Equivalents	(6,535)
Cash, beginning of year	34,226
Cash, end of year	$ 27,691

Supplemental Cash Flow Data:

Income Taxes Paid	$ 1,068
Interest Paid	$ -

See accompanying notes

Capital Growth Securities LLC

Notes to Financial Statements
December 31, 2015

1. Organization

Capital Growth Securities LLC is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The company's primary business is to provide consulting services to investment management firms relating to the business development efforts of those firms.

2. Accounting Principles and Policies

Cash

Cash consists of deposits in checking and savings accounts with a commercial bank. Balances in these accounts may exceed federally insured limits from time to time.

Accounts receivable

Management believes that all accounts receivable as of December 31, 2015 are fully collectible. Therefore, no allowance for doubtful accounts is necessary.

Revenue recognition

Revenue is recorded as per the terms of the consulting service agreements over the period when services are provided and revenue is determined. The Company earns its revenue by generating consulting fee income from providing business development advice to investment management firms. As a part of the consulting fee income, the Company may receive a percentage of management and incentive fees earned by the investment management firms. The Company records consulting fee income related to its share of management fees and incentive fees in the period when the Company has met all of the conditions to receive such fees.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company does not always know the amount of its earnings in the period from when these arrangements occur until when the fees are paid. Management has estimated the amount of fees earned through December 31, 2015 based upon the information available as of the preparation of these financial statements. Actual results could differ materially from those estimates.

Income taxes

As a limited liability company, the company is not a taxpaying entity for federal or state income tax purposes, and thus no federal or state income tax expense has been recorded in the statements. Income of the company is taxed to the members on their individual tax returns. The Company is subject to the New York City Unincorporated Business Tax. The Company is subject to examination and adjustment of its Unincorporated Business Tax for the years subsequent to 2011, or for years subsequent to 2008 if the examination successfully asserts an understatement of gross income that exceeds 25% of the gross income reported in the original return. Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily cash versus accrual basis accounting, resulting in deferred income taxes.

3. **Concentrations of Risk**

For the year ended December 31, 2015, the top three of the Company's clients accounted for approximately 59% of the Company's revenue and one client accounted for 100% of the Company's year end accounts receivable.

The Federal Deposit Insurance Corporation (FDIC) insures up to $250,000 of deposits maintained at any one member financial institution. During the year, the Company's deposit balance did not exceed $250,000 based on bank records.

4. **Related Party Transactions**

During 2015, the Company paid $41,500 to another company having common ownership with the ultimate owners of its members (Affiliate) for research, consulting, market data, office supplies, connectivity, rent and printing. All of these expenses were paid for pursuant to an expense sharing agreement between the Company and the Affiliate.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $23,666 which was $18,666 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1 at December 31, 2015

6. **Subsequent Events**

In January and February 2016, the Company paid capital distributions of $98,000 to the members.

Capital Growth Securities LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2015

Schedule I

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

NET CAPITAL

Total Members' Equity	$	90,945
Deductions and/or charges:		
A. Non-allowable assets		
Accounts Receivable		(65,923)
Prepaid fees		(1,356)
Total non-allowable assets		(67,279)
Net capital	$	23,666

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	4,025

Schedule I
(continued)

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	268
Minimum dollar net capital required	$	5,000
Net capital required	$	5,000
Excess net capital at 1500%	$	18,666
Excess net capital at 1000%	$	17,666
Percentage of aggregate indebtedness to net capital		17.01%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as of December 31, 2015)

		Net Capital
Net capital, as reported in company's Part IIA (Unaudited) FOCUS report	$	23,666
Net capital per this Schedule I	$	23,666

Capital Growth Securities LLC's Exemption Report

Capital Growth Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Capital Growth Securities LLC

I, James E. Gaffney, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director

Feb 11, 2016



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Capital Growth Securities LLC

We have reviewed management's statements, included in the accompanying Capital Growth Securities LLC's Exemption Report, in which (1) Capital Growth Securities LLC, (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i), the "exemption provision") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

San Francisco, CA
February 23, 2016



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

The Members of
Capital Growth Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Capital Growth Securities LLC, (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, CA
February 23, 2016

Capital Growth Securities LLC's Exemption Report

Capital Growth Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Capital Growth Securities LLC

I, James E. Gaffney, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Managing Director

Feb 11, 2016